SANPAOLO IMI APPROVES THE BANCA INTESA MERGER PROJECT(1)

•                  The new Group will be the indisputable leader in Italy, with a market share of around 20% in all business sectors and a network of approximately 5,500 branches well distributed throughout the country, with market shares of more than 15% in most Italian Regions.

•                  The exchange ratio which proposes 3.115 new ordinary shares of Banca Intesa for every Sanpaolo IMI ordinary and preferred shares has been approved.

•                  Pre-tax synergies estimated at approximately 1,550 million euro in 2009, of which 980 million (63%) from costs.

•                  One-off pre-tax integration charges estimated at approximately 1,550 million euro in 2007-2009.

•                  Principal financial targets of the new Group after synergies :

-                    2009 net income approximately 7 billion euro;

-                    Average annual growth rate in 2005-2009 of net income 14.9% (adjusted for main non-recurring items recorded in 2005);

-                    Improvement in EPS 2009 following synergies approximately 14%;

-                    Distribution of dividends at least 60% net income with the possibility to return excess capital to shareholders;

-                    Operating income 2009 of approximately 13.4 billion euro, with an average annual growth 2005-2009 of 16.9%.

•                  The Shareholders’ Meeting to approve the merger project is expected to be called for the end of November

•                  The organizational model adopted by the new Group confirms and uses the national local Bank concept to its best, integrating Sanpaolo IMI and Banca Intesa networks with unified brands and roles without superimposition on the local banks

Turin, October 12, 2006 - The Board of Directors of Sanpaolo IMI, meeting today, approved by a large majority the merger of Sanpaolo IMI into Banca Intesa.

(1) See IMPORTANT INFORMATION AND FORWARDLOOKING STATEMENTS below

The Board of Directors also mandated the Chairman to call the Extraordinary Shareholders’ Meeting to approve the merger project. It is expected that the Shareholders’ Meetings will be called for the end of November.

In the 30 days preceding the Shareholders’ Meeting (and therefore expected at the end of October), the documentation pursuant to art. 2501 septies of the Italian Civil Code, including the merger project with the Directors’ reports and experts mandated to report on the exchange ratio, and the new Articles and By-Laws will be available to shareholders and the public. In the 15 days preceding the Shareholders’ Meeting, the documentation regarding the nomination of the Supervisory Board will be available. In the 10 days preceding the Shareholders’ Meeting, the information document pursuant to art. 70 Regolamento Emittenti will be available.

The merger project

The Group created by the merger will be among the leaders in European banking and able to compete in cross-border financial services, through domestic reinforcement with unique characteristics.

The new Group, even before synergies, will be among the leading banking groups in the euro zone with a market capitalization - adding today’s values - of more than 72 billion euro and will be the undisputed leader in Italy with approximately 12 million customers and a market share of around 20% in all business sectors - retail, corporate and wealth management - in line with the leading banks in the principal European countries.

On the basis of 2005 results, and adding together the market shares of the two banks, the new Group would be number one in Italy in several sectors:

	Sanpaolo IMI + Banca Intesa
	market share	position

Customers deposits	20.4%	1	°
Customers loans	20.2%	1	°

Retail
Asset management	30.9%	1	°
Bankassurance	27.5%	1	°
Private banking	23.4%	1	°
Mortgages	19.0%	1	°
Consumer credit	15.4%	1	°

Corporate
Foreign exchange settlement	27.4%	1	°
Factoring	25.3%	1	°

The new Group will also be the Italian leader in Public Entities and Infrastructure.

The network of approximately 5,500 branches of the new Group in Italy will be well distributed throughout the country, with market shares of more than 15% in 15 regions out of 20 and less than 5% in only 9 provinces out of 103, with more than 60% of the branches in the North:

	Sanpaolo IMI + Banca Intesa
	market share	position

NorthWest	21.4%	1	°
NorthEast	14.7%	2	°
Centre	13.1%	1	°
South and Islands	19.2%	1	°

Total Italy	17.4%	1	°

The new Group will also be significant in Central-Eastern Europe, through the network of approximately 1,400 branches and 6 million customers (taking account of acquisitions in course) of subsidiaries in retail and commercial banking in 10 Countries, with total assets of approximately 25 billion euro. The international network to support corporate customers in more than 30 Countries, in particular the Mediterranean and where Italian companies are most actives, such as the United States, Russia, China and India will also be reinforced.

On the basis of pro forma consolidated data at June 30, 2006 the new Group will have total assets of approximately 547 billion euro, loans to customers of approximately 302 billion, customer funds of approximately 321 billion and net shareholders’ fund (including income for the period) of approximately 52 billion.

* * *

The exchange ratio of 3.115 new ordinary shares of Banca Intesa for each ordinary and preferred share of Sanpaolo IMI is confirmed. Consequently, following the issue of new ordinary shares of Banca Intesa the principal shareholders of the new Group would own the following ordinary capital:

Crédit Agricole	9.1%
Compagnia di San Paolo	7.0%
Generali	4.9%
Fondazione Cariplo	4.7%
Banco Santander Central Hispano	4.2%
Fondazione CR Padova e Rovigo	3.5%
Fondazione CR Bologna	2.7%
“Gruppo Lombardo”	2.5%
Fondazione Cariparma	2.2%
Caisse Nationale des Caisses d’Epargne	0.7%

Sanpaolo IMI’s ordinary shares that are represented by American Depositary Receipts (ADRs) will be exchanged at the same rate as all Sanpaolo IMI ordinary shares.

* * *

Pre-tax synergies of approximately 1,550 million euro are expected in 2009 - of which approximately 980 million in costs, or 63% of the total and 10.6% of the aggregate pro-forma costs in 2005. Synergies of 360 million in personnel costs, largely from central office and back-office are expected. The cost synergies are expected to come from:

-                    centralization of purchasing, renegotiation of outside contracts and rationalization of administrative expenses - approximately 310 million,

-                    unification of IT systems - approximately 270 million,

-                    unification of back-office - approximately 160 million,

-                    integration of central offices -  approximately 140 million,

-                    integration/merger of products in the same areas of business - approximately 90 million,

-                    integration of the international network - approximately 10 million.

Further cost synergies of approximately 100 million in total are expected in 2010, as an effect of the initiatives carried out up to 2009.

Revenue synergies are expected to approximately 580 million euro, 37% of the total and 3.5% of aggregate pro forma revenues in 2005, coming from retail (400 million) and corporate (250 million), with an estimated approximately 70 million in lower revenues from corporate customer asset reallocation marked by the high level of share of wallet. The synergies are expected in particular from:

-                                           stronger local roots to increase cross-selling and share of wallet,

-                                           increased competitive pricing,

-                                           bringing the new Group to internal best practice.

The one-off integration charges are expected to total approximately 1,550 million euro (before taxes) in 2007-2009:

-                                           personnel departures and retraining (approximately 1,070 million,

-                                           IT (300 million),

-                                           advertising and communication (approximately 80 million),

-                                           rebranding and other (100 million).

These are the principal objectives of the new Group post synergies, to be confirmed in the light of the Corporate Plan of the new Group which will be ready - as soon as the merger is completed and the principal managerial positions defined - by the first half of 2007:

-                                    net income 2009 of approximately 7 billion euro,

-                                    average annual growth rate in 2005-2009 of net income 14.9%, adjusted for main non-recurring items recorded in 2005,

-                                    improvement in EPS 2009 following synergies approximately 14%,

-                                    distribution of dividends at least 60% of net income, with the possibility to return excess capital to shareholders - also in the light of strong value creation expected - but still high capital strength and a plan to invest in innovation and human capital,

-                                    operating income 2009 of approximately 13.4 billion euro, with an average growth 2005-2009 of 16.9%.

Corporate Governance

The integration project envisages that the bank created by the merger adopts a dualistic system of administration and control, with a Supervisory Board and a Management Board:

-                                           the Supervisory Board will have a minimum of 15 and a maximum of 21 members nominated by the Shareholders’ Meeting through voting lists, in office for three years and expiring at the following Shareholders’ Meeting. In addition to its statutory role, the Supervisory Board will approve industrial and financial plans, budgets presented by the Management Board, as well as strategic operations and the most important operations;

-                                           the Management Board will have a minimum of 7 and a maximum of 11 members, nominated by the Supervisory Board, which will set the number at the time of nomination. The members serve, according to the resolutions of the Supervisory Board, for no longer than three years and expire at the meeting of the Supervisory Board called to approve the financial statements for the last year of their office. The Management Board manages the company in accordance with the strategic lines approved by the Supervisory Board and may undertake all ordinary and extraordinary administration decisions necessary for the achievement of corporate objectives, given the authorization of the Supervisory Board for certain strategic decisions;

-                                           the Management Board nominates from its number a Managing Director (CEO) who supervises the company’s management according to the powers invested in him and general lines decided by the Management Board;

-                                           the Supervisory Board will have within it:

•                  a Nominations Committee with selective and proposing functions for nominations to the Management Board,

•                  a Remuneration Committee with proposing and consultative functions concerning compensation,

•                  an Internal Control Committee to propose, consult and decide on matters pertinent to the Supervisory Board.

The Supervisory Board will be nominated for the first time by the Ordinary Shareholders’ Meeting of Banca Intesa applying the temporary measures of the new Articles and By-Laws, with 19 members, for three years and with the voting list mechanism in the current Articles and By-Laws for the nomination of the Board of Statutory Auditors. The first 18 candidates from the list which obtains the greatest number of votes and the first candidate from the one which obtains the second highest will be elected; in case of presentation of a single list all the members of the Supervisory Board will be taken from that list. The nomination of the 19 Supervisory Board Members will be effective from the effectiveness of the merger.

Following the effectiveness of the merger, an Ordinary Shareholders’ Meeting will be called to nominate two more Supervisory Board Members, who will remain in office for three years (except for the year between the effectiveness of the merger and the effectiveness of their nomination) and will thus expire with the other 19 Board Members. The nomination of the extra two Supervisory Board Members will be made by voting list according to the Articles and By-Laws in effect, but lists may be presented with a minimum of 1% and not more than 3% of the equity capital, to allow minority shareholders of the former Sanpaolo IMI to have their own representatives.

Organizational model

The organizational model will be based in particular on an operational Parent Bank (Banca Capogruppo), directly or through subsidiaries, with clear management responsibilities for the new integrated Group and at least four Business Units/Divisions, with exclusive relationships with different customers:

•                  Banca dei Territori: Retail (households, affluent and small business), Private and SMEs;

•                  Corporate & Investment Banking;

•                  Public Bodies and Infrastructure: Government, Public Bodies, Local Authorities, Public Utilities, Health and General Contractors;

•                  Foreign Banks.

Eurizon’s listing will take place in 2007 within the current plan and, where possible and opportune, the programme already set, except for any further changes to add value as a result of the changes following the merger of Sanpaolo IMI and Banca Intesa. Any changes in terms of quotation and range of Eurizon must be approved by the Management Board with a two-thirds majority.

The national local model (Banca Nazionale dei Territori), with a single brand in each area is confirmed. In particular, the integration of the Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. networks is expected with the creation of a single brand and with geographical structure not superimposed on the local banks and with the commercial coordination by specialist Group marketing by customer segment.

The uniform extension of the new model organization will essentially rely on the adoption of a single IT system for all parts of the new Group, independently of which organizational operating will be protected and thus will be applicable only in complete integration of IT systems and procedure.

A transitional phase is envisaged before the achievement of this integration to ensure the regular and coordinated working at central and outlying operations and the parallel launch of integration works, on these bases:

-                            a single CEO immediately from the effectiveness of the merger;

-                            immediate responsibility in all parts of the New Group on value creation;

-                            immediate management of most critical central functions;

-                            management of the new Group through two “Super Business Units” (Sanpaolo IMI and Banca Intesa) immediately from the merger, keeping the current peripheral organizational and central support structures;

-                            maximum safeguard of customer service, also in the transitional phase, and commercial operations;

-                            total network integration only with a single IT migration;

-                            minimization of merger impact on processes in the different networks;

-                            continuity in product and service innovation and completion of projects in course.

The entire reorganization and migration to the new IT system is expected to be completed within 24 months with the following principal phases:

-                                           creation of integration project structure – reporting directly to the CEO – to guide and control the whole process and definition of commercial coordination between the two “Super Business Units” immediately after integration;

-                                           choice of target system, integration of central structures and coordination of Group networks;

-                                           completion of the Banca dei Territori model, with the migration of IT systems throughout, the unification of Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. networks and the definition of areas and local brands.

* * *

The integration of the two Groups will produce significant benefits for customers, who will have access to the best products today available from the two companies and new and ever more competitive products as well as advantages in service, thanks to the greater capacity of the new Group to invest in technology, promote innovation and attract and preserve talents and skills.

The new Group will be an important engine of growth for the Italian economy, guaranteeing support for new investments in the public interest and supporting Italian companies at home and abroad.

The creation of solid foundations at a national level, with the significant value generated by the operation, represents a growth opportunity which, when the process of integration is complete, will allow the new Group to achieve international expansion which they could not do separately.

* * *

Sanpaolo IMI is assisted by Citigroup for financial aspects.

RELAZIONI ESTERNE	INVESTOR RELATIONS
Filippo Vecchio	Dean Quinn
Tel: +39 011 555 7747	Tel: +39 011 555 2593
e: infomedia@sanpaoloimi.com	e: investor.relations@sanpaoloimi.com

IMPORTANT INFORMATION

In connection with the proposed business combination between Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., the required information document will be sent to Commissione Nazionale per the Società and the Borsa (“CONSOB”) and, to the extent that the shares issued in connection with the proposed business combination will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”).  If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed business combination will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4.  Investors are strongly advised to read the documents that will be sent to CONSOB, the registration statement and prospectus, if and when available, and any other relevant documents sent to CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.  The distribution of this communication may, in some countries, be restricted by law or regulation.  Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.  To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination.  Forward-looking statements are statements that are not historical facts.  These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.  Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under “Risk Factors” in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006.  Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.